                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. __)*

                                Tegal Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    879008209
                                 --------------
                                 (CUSIP Number)


                                   May 8, 2007
                  --------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)


     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:
                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

                                   Page 1 of 5

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP NO.   879008209                                          PAGE 2 OF 5 PAGES
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    NAME OF REPORTING PERSON
 1  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Lloyd I. Miller, III               ###-##-####
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [ ]
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 3  SEC USE ONLY

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 4  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                           5    SOLE VOTING POWER

                                314,925
  NUMBER OF                -----------------------------------------------------
   SHARES                  6    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      42,626
    EACH                   -----------------------------------------------------
  REPORTING                7    SOLE DISPOSITIVE POWER
   PERSON
    WITH                        314,925
                           -----------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                42,626
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 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    357,551
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    5.0%
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12  TYPE OF REPORTING PERSON
    IA-OO **
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 4.

Item 1(a).  Name of Issuer:                        Tegal Corporation

Item 1(b).  Address of Issuers's Principal         2201 South McDowell Boulevard
            Executive Offices:                     Petaluma, California 94954

Item 2(a).  Name of Person Filing:                 Lloyd I. Miller, III

Item 2(b).  Address of Principal Business Office   4550 Gordon Drive,
            or, if None, Residence:                Naples, Florida 34102

Item 2(c).  Citizenship:                           U.S.A.

Item 2(d).  Title of Class of Securities:          Common Stock

Item 2(e).  CUSIP Number:                          879008209


Item 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or
            (c), CHECK WHETHER THE PERSON FILING IS A:

            Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4. OWNERSHIP: The reporting person has sole voting and dispositive power with respect to 314,925 of the reported securities as (i) a manager of a limited liability company that is the general partner of a certain limited partnership, and (ii) the custodian to an account set up under the Florida Uniform Gift to Minors Act. The reporting person has shared voting and dispositive power with respect to 42,626 of the reported securities as an investment advisor to the trustee of a certain family trust.

            (a)  357,551

            (b)  5.0%

            (c)  (i) sole voting power:   314,925

                 (ii) shared voting power: 42,626

                 (iii) sole dispositive power: 314,925

                 (iv) shared dispositive power: 42,626

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not Applicable

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not Applicable

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable

Item 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not Applicable

Item 10.    CERTIFICATION:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.









         Dated: May 10, 2007                 /s/ Lloyd I. Miller, III
                                             ------------------------
                                             Lloyd I. Miller, III